UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Kifissia 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 28, 2025, Imperial Petroleum Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with institutional investors (the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors, in a registered direct offering (the “Offering”) (1) 8,423,900 units, each consisting of one share of common stock, par value $0.01 per share (a “Common Share”), of the Company, one Class F Warrant (a “Class F Warrant”) to purchase one Common Share, at an exercise price of $6.30 per Common Share expiring five years after issuance, and one Class G Warrant (a “Class G Warrant”) to purchase one Common Share, at an exercise price of $6.30 per Common Share expiring five years after issuance, at a purchase price of $6.30 per unit, and (2) 1,100,000 units, each consisting of one pre-funded warrant (a “Pre-Funded Warrant”) to purchase a Common Share at an exercise price of $0.01 per Common Share, one Class F Warrant and one Class G Warrant, at a purchase price of $6.29 per unit.

The aggregate gross proceeds to the Company from the Offering, before placement agent fees and expenses payable by the Company, will be approximately $60 million. The Offering is expected to close on or about December 1, 2025, subject to the satisfaction of customary closing conditions.

The securities described above are being offered and sold pursuant to a registration statement on Form F-3 (File No. 333-268663), which was filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2022 and was declared effective by the Commission on December 15, 2022.

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Placement Agency Agreement.

Attached to this report on Form 6-K as Exhibit 1.2 is a copy of the Securities Purchase Agreement.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the Form of Class F Warrant.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the Form of Class G Warrant.

Attached to this report on Form 6-K as Exhibit 4.3 is a copy of the Form Pre-Funded Warrant.

Attached to this report on Form 6-K as Exhibit 5.1 is a copy of the Opinion of Reeder & Simpson, P.C.

Attached to this report on Form 6-K as Exhibit 5.2 is a copy of the Opinion of Goodwin Procter LLP.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated November 28, 2025 titled “Imperial Petroleum Inc. Announces Pricing of $60 Million Registered Direct Offering.”

EXHIBIT INDEX

1.1	Placement Agency Agreement.

1.2	Securities Purchase Agreement.

4.1	Form of Class F Warrant.

4.2	Form of Class G Warrant.

4.3	Form of Pre-Funded Warrant.

5.1	Opinion of Reeder & Simpson, P.C.

5.2	Opinion of Goodwin Procter LLP.

99.1	Press Release, dated November 28, 2025.

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This report on Form 6-K, including exhibit 99.1 hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-268663), Post Effective Amendment No. 1 to Form F-1 on Form F-3 Registration Statement (Reg. No. 333-266031) and Registration Statements on Form S-8 (Reg. Nos. 333-275745 and 333-278813), including the prospectuses contained therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2025

IMPERIAL PETROLEUM INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer